Exhibit 99.1

Exar
Litio argentino, litio jujeño
Minera Exar S.A.
Carbonato de Litio
Industria Argentina

Lithium Americas

(Expressed in US Dollars)

Lithium Americas CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		June 30,	December 31,
	Note	2023	2022
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	445,039	194,471
Short-term bank deposits	4	56,955	157,631
Prepayment to Minera Exar for lithium carbonate purchases	7	19,306	-
Receivables, prepaids and deposits		8,067	3,990
		529,367	356,092

NON-CURRENT ASSETS
Associates and other investments	5	11,314	31,343
Investment in Sal de la Puna Project	6	181,949	-
Loans to Exar Capital	7	300,254	223,122
Investment in Cauchari-Olaroz Project	7	39,284	41,507
Long-term receivable from JEMSE		7,101	6,813
Property, plant and equipment	8	90,875	9,026
Exploration and evaluation assets	9	341,709	348,645
		972,486	660,456
TOTAL ASSETS		1,501,853	1,016,548

CURRENT LIABILITIES
Accounts payable and accrued liabilities		28,180	16,540
Customer advances	7	15,445	-
Current portion of long-term liabilities		3,524	3,105
GM transaction derivative liability	10	5,098	-
		52,247	19,645
NON-CURRENT LIABILITIES
Convertible senior notes	11	197,358	204,472
Decommissioning provision		640	478
Other liabilities	12	5,510	7,951
		203,508	212,901
TOTAL LIABILITIES		255,755	232,546

SHAREHOLDERS’ EQUITY
Share capital		1,471,599	1,029,485
Contributed surplus		30,798	30,226
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(252,812)	(272,222)
TOTAL SHAREHOLDERS’ EQUITY		1,246,098	784,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,501,853	1,016,548

Subsequent events (Note 21)

Approved for issuance on August 9, 2023

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

1

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2023	2022	2023	2022
		$	$	$	$
EXPENSES
Exploration and evaluation expenditures	16	(6,224)	(12,790)	(13,824)	(22,999)
General and administrative	15	(6,802)	(5,151)	(12,760)	(8,680)
Equity compensation	13	(2,443)	(614)	(3,430)	(1,557)
Share of loss of Cauchari-Olaroz Project	7	(1,171)	(71,510)	(3,382)	(72,659)
Share of loss of Arena Minerals		(307)	(268)	(677)	(437)
Share of loss of Sal de la Puna Project	6	(187)	-	(187)	-
		(17,134)	(90,333)	(34,260)	(106,332)
OTHER ITEMS
Transaction costs		(4,631)	-	(10,469)	-
Gain on financial instruments measured at fair value	5,11	33,346	73,571	42,914	24,257
Gain on modification of the loans to Exar Capital	7	-	-	-	20,354
Finance costs	17	(5,585)	(5,188)	(11,021)	(10,500)
Foreign exchange gain		4,033	540	5,615	890
Finance and other income	18	15,780	4,853	26,631	8,643
		42,943	73,776	53,670	43,644
NET INCOME/(LOSS)		25,809	(16,557)	19,410	(62,688)

TOTAL COMPREHENSIVE INCOME/(LOSS)		25,809	(16,557)	19,410	(62,688)
Income/ (loss) per share - basic		0.16	(0.12)	0.13	(0.47)
Income/ (loss) per share - diluted		0.16	(0.12)	0.13	(0.47)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC		157,834	134,521	150,363	132,554
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED		161,822	134,521	154,351	132,554

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	566	3,130	(1,770)	-	-	1,360
Shares issued pursuant to the acquisition of Millennial	13,199	333,812	-	-	-	333,812
Equity compensation	-	-	1,557	-	-	1,557
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374
DSUs issued in lieu of directors' fees	-	-	290	-	-	290
Net loss	-	-	-	-	(62,688)	(62,688)
Balance June 30, 2022	134,596	1,026,935	29,914	(3,487)	(241,342)	812,020

Balance, December 31, 2022	135,035	1,029,485	30,226	(3,487)	(272,222)	784,002
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,425	7,174	(7,018)	-	-	156
Shares issued pursuant to the GM investment (Note 10)	15,002	286,954	-	-	-	286,954
Shares issued pursuant to Arena Minerals acquisition (Note 6)	8,456	163,203	-	-	-	163,203
Share issuance costs (Note 10)	-	(15,217)	-	-	-	(15,217)
Equity compensation (Note 13)	-	-	4,152	-	-	4,152
DSUs issued in lieu of directors' fees	-	-	329	-	-	329
RSUs issued in lieu of accrued bonuses	-	-	3,109	-	-	3,109
Net income	-	-	-	-	19,410	19,410
Balance June 30, 2023	159,918	1,471,599	30,798	(3,487)	(252,812)	1,246,098

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Six Months Ended June 30,
	Note	2023	2022
		$	$
OPERATING ACTIVITIES
Net income/(loss)		19,410	(62,688)
Items not affecting cash and other items:
Equity compensation	13	3,430	1,557
Depreciation		1,229	1,016
Foreign exchange gain		(5,615)	(890)
Share of loss of Cauchari-Olaroz Project	7	3,382	72,659
Share of loss of Arena Minerals	5	677	437
Share of loss of Sal de la Puna Project	6	187	-
Gain on modification of the loans to Exar Capital	7	-	(20,354)
Gain on financial instruments measured at fair value	5, 11	(42,914)	(24,257)
Other items		(4,022)	2,652
Payment of interest on the convertible notes and debt facilities		(2,264)	(3,543)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits		(825)	(1,731)
Increase in accounts payable and accrued liabilities		267	951
Increase in net prepayment made for lithium carbonate		(3,861)	-
Net cash used in operating activities		(30,919)	(34,191)
INVESTING ACTIVITIES
Loans to Exar Capital	7	(62,230)	(29,204)
Contribution to Investment in Cauchari-Olaroz project	7	(1,159)	(695)
Investment in Green Technology Metals	5	-	(10,000)
Proceeds from withdrawal of short-term bank deposits		100,000	-
Cash acquired as a result of Arena Minerals acquisition	6	4,510	-
Transaction costs related to Arena Minerals acquisition	6	(3,891)	-
Payment of Arena Minerals' acquisition date payables	6	(3,211)	-
Cash acquired as a result of Millennial acquisition		-	33,531
Transaction costs related to Millennial acquisition		-	(5,012)
Payment of Millennial's acquisition date payables		-	(17,167)
Release of escrow deposit for Millennial acquisition		-	20,000
Additions to exploration and evaluation assets	9	(1,193)	(3,376)
Additions to property, plant and equipment		(59,972)	(932)
Net cash used in investing activities		(27,146)	(12,855)
FINANCING ACTIVITIES
Proceeds from stock option exercises	13	156	1,360
Gross proceeds from GM Transaction	10	320,148	-
Payment of expenses related to the GM transaction	10	(16,977)	-
Repayment of the subordinate loan facility		-	(24,708)
Other		(309)	(282)
Net cash provided/(used) in financing activities		303,018	(23,630)

Effect of foreign exchange on cash		5,615	890

CHANGE IN CASH AND CASH EQUIVALENTS		250,568	(69,786)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		194,471	510,607
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		445,039	440,821

4

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.
NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on advancing significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, in north-western Argentina and the Thacker Pass project (“Thacker Pass”), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. The Company also owns the Pastos Grandes lithium project (“Pastos Grandes”), and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), owned by the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”) acquired on April 20, 2023. Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina.

The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the commissioning stage and produced its first lower than battery-quality lithium carbonate as part of commissioning in June 2023. The Company holds a 100% interest in Thacker Pass through a wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”), a company incorporated under the laws of Nevada. Thacker Pass is in the development stage. On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) with its Argentine lithium project, Pastos Grandes, and on April 20, 2023, the Company acquired Arena Minerals with its 65% interest in an Argentine lithium project, Sal de la Puna (Note 6).

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “LAC.”

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.
BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements of the Company (“Interim Financials”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022 (the “2022 Annual Financials”), which have been prepared in accordance with IFRS.

The Interim Financials are expressed in US dollars, the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2022 Annual Financials.

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimation Uncertainty and Accounting policy judgments

The preparation of these Interim Financials in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2022 Annual Financials, except as described below.

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with General Motors Holdings LLC (“General Motors” or “GM”), involved judgment, specifically in the Company’s assumption that its shareholders will approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in the Company’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (Note 10).

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of the Company’s share price.

Commencement of Development of Thacker Pass

The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) on January 31, 2023, along with the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from the Bureau of Land Management (“BLM”) on February 7, 2023. The Company entered into the engineering, procurement and construction management (“EPCM”) agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties having joint control of the arrangement have rights to the assets and are the only source of funding for the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in the Sal de la Puna project is considered to be a joint venture and accounted for using the equity method of accounting (Note 6).

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on the Interim Financials.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies.

Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. Prospective application is required on adoption. These amendments did not impact the Interim Financials.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amendments to IAS 12 - International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform - Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes).

The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. These amendments did not impact the Interim Financials.

4.
CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents

	June 30, 2023	December 31, 2022
	$	$
Cash	111,470	38,141
Cash equivalents	333,569	156,330
Cash and cash equivalents	445,039	194,471

As at June 30, 2023, $4,225 of cash and cash equivalents were held in Canadian dollars (December 31, 2022 – $2,010), $440,463 in US dollars (December 31, 2022 – $192,116) and $351 were held in Argentine Pesos (December 31, 2022 – $345). Cash equivalents include investments in US treasury bills, guaranteed investment certificates (“GICs”) with two Canadian Schedule I chartered banks that mature within three months from the date of acquisition and earn interest between 3.5%-4.9% per annum and investments in short-term savings and deposit accounts with five Canadian Schedule I chartered banks.

Short-term bank deposits

	June 30, 2023	December 31, 2022
	$	$
Short-term bank deposits	56,955	157,631

As at June 30, 2023, $56,955 of short-term bank deposits were held in US dollars (December 31, 2022 – $157,631) and included investments in GICs with two Canadian Schedule I chartered banks. Of the bank deposits as of June 30, 2023, $55,000 matures in July 2023. Short-term bank deposits earn interest between 3.0%-4.0% per annum.

Total interest income of $11,409 was generated on cash and cash equivalents and short-term bank deposits during the six months ended June 30, 2023.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.
ASSOCIATES AND OTHER INVESTMENTS

The following table summarizes the Company’s associates and other investments:

	June 30, 2023	December 31, 2022
	$	$
Investment in Arena Minerals	-	17,276
Warrants to purchase shares in Arena Minerals	-	1,616
Investment in Green Technology Metals	6,314	7,451
Investment in Ascend Elements	5,000	5,000
Associates and other investments	11,314	31,343

INVESTMENT IN ASSOCIATES

INVESTMENT IN ARENA MINERALS

On April 20, 2023, Lithium Americas completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company, payable in a combination of Lithium Americas common shares and cash of $0.0001 per Arena Mineral share (Note 6).

OTHER INVESTMENTS

INVESTMENT IN GREEN TECHNOLOGY METALS

As at June 30, 2023, the Company holds approximately 13,301 common shares, representing 5% of the issued and outstanding shares of Green Technology Metals Limited (ASX: GT1) (“Green Technology Metals”) with an estimated fair value of $6,314 determined based on the market price of the Green Technology shares as of such date. Green Technology Metals is a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada.

A loss on change in fair value of Green Technology Metals Shares of $1,137 was recognized in the statement of comprehensive loss for the six months ended June 30, 2023 (2022 – $4,237).

INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, the Company made a $5,000 investment in Ascend Elements, Inc. (“Ascend Elements”), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at June 30, 2023, the Company holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $5,000.

6.
ARENA MINERALS ACQUISITION

On April 20, 2023, Lithium Americas completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company, payable in a combination of Lithium Americas common shares and cash of $0.0001 per Arena Mineral share, for a total consideration of $185,805.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.
ARENA MINERALS ACQUISITION (continued)

The consideration also includes the carrying value of Lithium Americas’ existing investment in Arena Minerals and $4,186 in transaction costs that were incurred by the Company. The transaction was accounted for as an asset acquisition.

Arena Minerals owns 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of Argentine entity, Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of the Sal del la Puna Project. The remaining 35% of Sal de la Puna Holdings Ltd. is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Therefore, after the acquisition of Arena Minerals, Lithium Americas holds a 65% ownership interest in Sal de la Puna covering approximately 13,200 hectares of the Pastos Grandes Basin. The Company and its joint venture partner are considering the development of Sal de la Puna in conjunction with Pastos Grandes in order to benefit from scale and cost synergies. Arena Minerals also owns 100% of the Salar de Antofalla Project (“Antofalla Project”) through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”).

Consideration for the purchase is as follows:

$
Cash	28
Pre-existing investment in Arena Minerals shares and warrants	18,388
Lithium Americas common shares	163,203
Transaction costs	4,186
Consideration given	185,805

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	4,538
Receivables, prepaids and deposits	902
Property, plant and equipment	55
Exploration and evaluation assets	1,385
Investment in Sal de la Puna Project	182,136
Accounts payable and accrued liabilities	(3,211)
Net assets acquired	185,805

Investment in Sal del la Puna Project

The Company’s 65% ownership interest in the Sal de la Puna project is considered to be a joint arrangement and accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna Project, as at December 31, 2022	-
Acquisition of interest in Sal de la Puna Project on April 20, 2023	182,136
Share of loss of Sal de la Puna Project from the date of acquisition to June 30, 2023	(187)
Investment in Sal de la Puna Project, as at June 30, 2023	181,949

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at June 30, 2023, the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to Cauchari-Olaroz, which is located in the Jujuy province of Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to the project’s production offtake on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides financing to Minera Exar for the purpose of advancing construction of Cauchari-Olaroz (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund the construction of Cauchari-Olaroz. Changes in the loans’ balances are summarized below.

$
Loans to Exar Capital, as at December 31, 2021	70,856
Remeasurement due to extinguishment of the loans to Exar Capital	54,991
Loans to Exar Capital	79,674
Accrued interest	17,601
Loans to Exar Capital, as at December 31, 2022	223,122
Loans to Exar Capital	62,230
Accrued interest	14,902
Loans to Exar Capital, as at June 30, 2023	300,254

Starting from January 1, 2022, as agreed between the Company and Ganfeng, all loans by both the Company and Ganfeng to Exar Capital were amended to introduce interest.

Loans advanced starting in 2022 carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%. SOFR is a benchmark interest rate for dollar-denominated loans and derivatives established as an alternative benchmark rate to the London Inter-Bank Offered Rate (“LIBOR”), which is being gradually phased out.

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina. This change in the loans’ terms resulted in an extinguishment of these loans and the recognition of a related loss. Subsequent to the amendment, the revised repayment feature gives rise to the existence of an embedded derivative in the loans payable by Minera Exar which is required to be measured at fair value at each reporting date.

During six months ended June 30, 2023, loans were provided by the Company to Exar Capital in the amount of $62,230, and by Ganfeng in the amount of $64,770. Such loans funded the Company’s and Ganfeng’s respective 49% and 51% share of Cauchari-Olaroz construction costs. The maturity of the loans is 7 years from the date of drawdown.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

During the six months ended June 30, 2023, Minera Exar obtained debt financing in the form of loans totaling $110,000 from third parties to fund construction. The accumulated amount of such loans obtained from third parties as of June 30, 2023, is $190,000 and they include loans totaling $50,000 that are secured with a bank letter of credit arranged by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $19,600 for the loans. The remaining third-party loans are secured by letters of credit provided by Exar Capital.

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz Project. The Company will be entitled to 49% of offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Prepayment of purchases and sales of lithium carbonate

In Q2 2023, the Company entered into an agreement and received a payment of $15,445 from Ganfeng, as a prepayment with respect to the Company’s future sale of 80% of its 49% share of the future lithium carbonate production from Minera Exar. The agreement provides the Company the right to settle its obligation to Ganfeng through assigning its rights to receive a corresponding value of lithium carbonate from Minera Exar. Concurrently, the Company entered into an agreement and made a prepayment of $19,306 to Minera Exar with respect to the Company’s 49% share of the future lithium carbonate production from Minera Exar.

The prepayment is non-interest bearing (except in the case of default) and is to be settled as a credit against the purchase of lithium carbonate within 365 days of the prepayment invoice.

The Company’s prepayments made and received were recognized in the statement of financial position for the six months ended June 30, 2023 under prepayment to Minera Exar for lithium carbonate purchases and customer advances, respectively.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2021	156,281
Remeasurement due to extinguishment of the loans to Exar Capital	(34,637)
Contribution to Investment in Cauchari-Olaroz Project	3,138
Share of loss of Cauchari-Olaroz Project	(57,016)
Elimination of unrealized gain on intercompany transactions	(26,259)
Investment in Cauchari-Olaroz Project, as at December 31, 2022	41,507
Contribution to Investment in Cauchari-Olaroz Project	1,159
Share of loss of Cauchari-Olaroz Project	(3,382)
Investment in Cauchari-Olaroz Project, as at June 30, 2023	39,284

As of January 1, 2023, the Company’s investment in Minera Exar was $902 and contributions to the investment in Minera Exar during the six months ended June 30, 2023 were $1,159. Since the Company’s share of Minera Exar loss for the six months ended June 30, 2023, exceeded the carrying value of the investment in Minera Exar, the Company recognized its share of loss equal to the carrying value of the investment in Minera Exar of $2,061. The recognized and unrecognized share of Minera Exar losses were $2,016 and $19,565 respectively for the six months ended June 30, 2023. The Company’s share of Exar Capital loss was $1,321 for the six months ended June 30, 2023.

Minera Exar’s Commitments and Contingencies

As at June 30, 2023, Minera Exar had the following commitments (on a 100% basis):

•
Annual royalty of $200 due in May of every year and expiring in 2041.

•
Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area having terms ranging from five to thirty years. The annual fees due are $279 in 2023 and $503 between 2024 and 2061, assuming that such agreements are extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations for the project.

•
Commitments related to construction contracts of $2,706.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Cost
As at December 31, 2021	-	-	1,316	5,016	6,332
Additions	-	1,571	2,640	-	4,211
Disposals	-	103	1,035	1,051	2,189
As at December 31, 2022	-	1,674	4,991	6,067	12,732
Transfers from E&E (Note 9)	9,514	-	-	-	9,514
Acquisition of Arena Minerals (Note 6)	-	-	-	55	55
Additions	69,771	1,703	162	1,960	73,596
Disposals	-	-	-	(166)	(166)
As at June 30, 2023	79,285	3,377	5,153	7,916	95,731

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2021	-	-	814	1,150	1,964
Depreciation for the period	-	106	513	1,123	1,742
As at December 31, 2022	-	106	1,327	2,273	3,706
Depreciation for the period	-	70	317	842	1,229
Disposals	-	-	-	(79)	(79)
As at June 30, 2023	-	176	1,644	3,036	4,856

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Net book value
As at December 31, 2022	-	1,568	3,664	3,794	9,026
As at June 30, 2023	79,285	3,201	3,509	4,880	90,875

1 The “Other” category includes right of use assets with a cost of $5,186 and $2,219 of accumulated depreciation as at June 30, 2023.

9.
EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Antofalla Project	Other Claims	Total
	$	$	$	$	$
Total exploration and evaluation assets
As at December 31, 2022	9,514	339,131	-	-	348,645
Transfers to PP&E (Note 8)	(9,514)	-	-	-	(9,514)
Acquisition of Arena Minerals (Note 6)	-	-	1,385	-	1,385
Additions	-	600	-	593	1,193
As at June 30, 2023	-	339,731	1,385	593	341,709

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.
EXPLORATION AND EVALUATION ASSETS (continued)

Upon commencement of development of Thacker Pass, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023 (Note 3).

The Company has certain commitments for royalty and other payments to be made on the Thacker Pass project and Pastos Grandes project as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the respective projects.

Thacker Pass:

•
20% royalty on revenue solely in respect of uranium;
•
8% gross revenue royalty from ores extracted, mined or removed from the property up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and

Pastos Grandes:

•
1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and
•
royalties to a maximum of 3% over net-back income, payable to the Salta Province.

10.
AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, the Company entered into an agreement with GM, pursuant to which GM has agreed to make a $650,000 equity investment in two tranches (the “Transaction”). The Company has agreed to use the proceeds from the Transaction for the development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of the Company. In connection with the first tranche of GM’s investment, the Company and GM also entered into (a) a warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the “Offtake Agreement”); and (c) an investor rights agreement.

GM Tranche 2 Agreements

GM and the Company will implement the second tranche investment either through the exercise of the warrants or a purchase of common shares under the subscription agreement (which would result in the automatic termination of the warrants).

In accordance with the warrant agreement, GM may acquire 11,891 common shares of the Company at $27.74 per share for an aggregate purchase price of $329,852. The warrants expire in February 2026, except as described below. Unless terminated earlier, the warrant is exercisable if the contemplated separation of the Argentine and US businesses has not occurred prior to December 31, 2023, the Company announces separation will not occur, or there has been a change of control of the Company.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.
AGREEMENTS WITH GENERAL MOTORS (continued)

Under the second tranche subscription agreement which expires in August 2024, GM will purchase common shares of the Company subject to the satisfaction of certain conditions precedent, including the condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass (“the Funding Condition"). The subscription agreement calls for an aggregate purchase price up to $330,000, with the number of shares determined using a conversion price equal to the lower of (a) 5-day volume weighted average share price (which becomes fixed upon notice the Funding Condition has been met) and (b) $27.74 per share, subject to approval by the Company’s shareholders (see Note 21).

As of June 30, 2023, GM owns 9.9% of the Company’s outstanding common shares. Pursuant to the GM Tranche 2 Agreements, GM’s investment is limited to 19.9% of the Company’s common shares. The Company is required to seek approval from its shareholders to (a) increase the maximum number of shares that can be held by GM, in which case the maximum will be 30% of issued and outstanding common shares; and (b) authorize the ceiling price of $27.74 per share in the subscription agreement. Upon approval of the ceiling price in the subscription agreement, the warrant is automatically terminated (see Note 21).

In the event the Company’s contemplated separation of the Argentine and US businesses (“Lithium Americas (NewCo)”) is completed before the closing of the second tranche, GM shall subscribe for 1 common share in accordance with the terms of the second tranche subscription agreement and a new subscription agreement will be executed by Lithium Americas (NewCo). The terms of the Lithium Americas (NewCo) subscription agreement will substantially mirror the agreement previously executed by the Company, subject to the shares and price being adjusted by the Lithium Americas (NewCo) value ratio, such that GM’s second tranche investment of up to $330,000 will be made in Lithium Americas (NewCo).

The GM Tranche 2 Agreements are treated as a single combined derivative since such agreements may result in the issuance of a variable number of shares for the fixed subscription price which is initially measured at fair value and subsequently carried at fair value through profit and loss.

Upon receipt of the first tranche investment, the Company recorded the GM Tranche 2 Agreements derivative at a fair value of $33,194, and the balance of the investment of $286,954 to common shares.

Financial advisory fees of approximately $16,803 and other transaction costs of $174 were paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the common shares issued were recorded as a share issuance cost in equity. Additional financial advisory fees of $6,227 will become payable upon completion of the closing of the second tranche of GM’s investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value	28,095
As of June 30, 2023	(5,098)

The fair value of the derivative as of January 30, 2023, was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of June 30, 2023, was estimated with the following inputs: volatility of 46.47%, share price of $20.21, a risk-free rate of 5.72%, and an expected dividend of 0%.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.
AGREEMENTS WITH GENERAL MOTORS (continued)

A gain on change in the fair value of the derivative for the period from issuance to June 30, 2023, of $28,095 was recognized in the statement of comprehensive loss.

Valuation of the derivative is sensitive to changes in the Company’s share price and the assumed volatility of the Company’s share price. The gain was driven by changes in the underlying valuation assumptions, including the decrease as at June 30, 2023 compared to January 30, 2023, of the Company’s market share price from $21.99 to $20.21, a decrease in volatility assumption from 58.34% to 46.47%, partially offset by an increase in risk-free rate from 4.77% to 5.72%. A reduction/increase of the Company’s share price by 10% would result in a corresponding reduction/increase of the derivative value by 88% and 129% respectively. A reduction/increase of the volatility assumption by 10% would result in a corresponding reduction/increase of the derivative value by 91% and 104% respectively.

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. The Company has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330,000.

11.
CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.
CONVERTIBLE NOTES (continued)

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2021	153,156	83,000	236,156
Gain on change in fair value of convertible notes derivative	-	(47,655)	(47,655)
Accrued Interest	20,496	-	20,496
Interest payment	(2,755)	-	(2,755)
Reclassification of short-term accrued interest to short-term liability	(1,770)	-	(1,770)
As at December 31, 2022	169,127	35,345	204,472
Gain on change in fair value of convertible notes derivative	-	(15,784)	(15,784)
Accrued Interest	10,933	-	10,933
Interest payment	(188)	-	(188)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at June 30, 2023	177,797	19,561	197,358

The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 51.65%, a risk-free rate of 4.53%, an expected dividend of 0%, and a credit spread of 8.47%. A gain on change in fair value for the six months ended June 30, 2023, of $15,784 was recognized in the statement of comprehensive loss. On January 13, 2023, the Company paid interest of $2,264 due under its Convertible Notes. Accrued interest for the six months ended June 30, 2023 of $10,933 was recognized as finance costs in the statement of comprehensive loss.

Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. The gain on change in fair value of the derivative for the six months ended June 30, 2023 was driven by changes in the underlying valuation assumptions, including decrease as at June 30, 2023 compared to December 31, 2022, in the volatility assumption from 64.75% to 51.65%, partially offset by increases in the Company's market share price from $18.95 to $20.21 and risk-free interest rate from 4.13% to 4.53%.

A reduction/increase of the Company’s share price by 10% would result in a corresponding reduction/increase of the embedded derivative value by 17% and 12% respectively. A reduction of the volatility assumption by 10% would result in a corresponding reduction of the derivative value by 24%.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions which are disclosed in the 2022 Annual Financials. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events (see Note 21).

12.
OTHER LIABILITIES

Other liabilities consist of $2,010 in lease liabilities and $3,500 in mining contractor liability. The mining contractor liability balance includes $3,500 received by Lithium Nevada from a mining contractor pursuant to a mining design, consulting and mining operations service agreement for Thacker Pass entered into by Lithium Nevada in Q2 2019.

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
OTHER LIABILITIES (continued)

Lithium Nevada will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

13.
SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On April 20, 2023, the Company closed the acquisition of 100% of Arena Minerals and issued 8,456 shares to Arena Minerals shareholders (see Note 6).

On February 16, 2023, the Company issued 15,002 common shares as part of the closing of the first tranche of GM’s investment (see Note 10).

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”); however, generally the Company has granted RSUs, PSUs and DSUs over stock options under its equity compensation program since 2018. The Plan is a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020, or 14,401 shares.

Restricted Share Units

During the six months ended June 30, 2023, the Company granted 360 (2022 – 135) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $8,722 (2022 – $3,343) based on the market value of the Company’s shares on the grant date. As at June 30, 2023, there was $5,140 (2022 – $2,393) of total unamortized compensation cost relating to unvested RSUs. During the six months ended June 30, 2023, total equity compensation expense related to RSUs was $2,278 of which $1,673 (2022 – $720) was charged to operating expenses and $605 (2022 – $Nil) was capitalized to the Thacker Pass project costs.

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2021	2,355
Converted into shares	(114)
Granted	140
Forfeited	(14)
Balance, RSUs outstanding as at December 31, 2022	2,367
Converted into shares	(538)
Granted	360
Balance, RSUs outstanding as at June 30, 2023	2,189

Deferred Share Units

During the six months ended June 30, 2023, the Company granted 16 DSUs (2022 – 9) as compensation to independent directors with a total estimated fair value of $330 (2022 – $289).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2021	242
Granted	23
Converted into common shares	(13)
Balance, DSUs outstanding as at December 31, 2022	252
Granted	16
Converted into common shares	-
Balance, DSUs outstanding as at June 30, 2023	268

Stock Options

No stock options were granted by the Company during the six months ended June 30, 2023 and 2022. A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2021	1,682	7.06
Exercised	(992)	(6.73)
Balance, stock options outstanding as at December 31, 2022	690	7.54
Exercised	(690)	(7.54)
Balance, stock options outstanding as at June 30, 2023	-	-

The weighted average share price at the time of exercise of stock options during the six months ended June 30, 2023 was CDN$32.26 (2022 – CDN$39.32).

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During the six months ended June 30, 2023, 670 (2022 – 265) stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 525 (2022 – 234) shares of the Company.

Performance Share Units

204 PSUs were granted by the Company during the six months ended June 30, 2023 (2022 – 73). As at June 30, 2023, there was $8,285 (2022 – $3,921) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on a Monte Carlo simulation with the following assumptions used for the grants made during the period:

	February 8,	January 28,
	2023	2022
Number of PSUs granted	204	73
Risk-free interest rate	4.15%	1.39%
Dividend rate	0%	0%
Annualized volatility	88.5%	82.8%
Peer Group average volatility	57.57%	55.73%
Estimated forfeiture rate	10.0%	10.0%
Fair value per PSU granted	$38.84	$41.99

During the six months ended June 30, 2023, equity compensation expense related to PSUs was $1,872 of which $1,754 (2022 – $837) was charged to operating expenses and $118 (2022 – $Nil) was capitalized to the Thacker Pass project costs. A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2021	744
Granted	73
Forfeited	(51)
Balance, PSUs outstanding as at December 31, 2022	766
Granted	204
Converted	(182)
Balance, PSUs outstanding as at June 30, 2023	788

14.
RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.
•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $957 for the six months ended June 30, 2023.

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.
RELATED PARTY TRANSACTIONS (continued)
•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT).

During the six months ended June 30, 2023, director’s fees paid by Minera Exar to its President, who is also a director of Lithium Americas, totaled $38 (2022 - $37).

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder of the Company, are disclosed in Note 7.

In March 2023, an agreement was entered into with the Company’s VP, Corporate Development to provide corporate development services following the Company’s contemplated separation of its U.S. and Argentine business. The agreement is effective as of the earlier of completion of the contemplated separation or August 1, 2023, and has an aggregate value over three years of $3,200.

Upon the retirement of the Company’s former Chief Financial Officer in April 2023, an agreement was entered into on April 20, 2023, providing for a payment of $315 for delaying his retirement, a payment under the terms of his contract of approximately $24 and a grant of restricted share units with a value of approximately $664 to be made by the Company. The parties further agreed to enter into a Consulting Agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, unless extended by mutual agreement of the parties. The aggregate value of the consulting agreement over its term is $180.

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Equity compensation	2,051	495	2,726	930
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	1,193	732	2,022	1,442
Salaries, bonuses and benefits included in exploration expenditures	50	84	136	174
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	189	141	329	282
Salaries and benefits capitalized to Thacker Pass project	88	-	154	-
	3,571	1,452	5,367	2,828

	June 30, 2023	December 31, 2022
	$	$
Total due to directors and executive team	429	3,363

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.
GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries, benefits and directors' fees	2,754	1,643	5,303	3,237
Office and administration	1,840	1,073	2,586	1,813
Professional fees	851	1,532	2,739	2,364
Regulatory and filing fees	122	79	296	154
Travel	396	151	601	241
Investor relations	684	586	923	699
Depreciation	155	87	312	172
	6,802	5,151	12,760	8,680

16.
EXPLORATION AND EVALUATION EXPENDITURES

Thacker Pass exploration and evaluation expenditures were expensed until January 31, 2023. The Company began to capitalize development costs related to Thacker Pass starting February 1, 2023 (Note 3). The following table summarizes the Company’s exploration and evaluation expenditures:

	Three Months Ended June 30,
	2023					2022
	Thacker Pass	Millennial Projects	Antofalla Project	Other	Total	Thacker Pass	Millennial Projects	Total
	$	$			$	$
Engineering	-	-	-	-	-	6,554	-	6,554
Consulting and salaries	-	1,765	232	176	2,173	2,261	327	2,588
Permitting and environmental	-	-	-	-	-	1,582	-	1,582
Field supplies and other	-	2,397	92	-	2,489	351	667	1,018
Depreciation	-	139	-	-	139	427	55	482
Drilling and geological expenses	-	1,423	-	-	1,423	566	-	566
Total exploration expenditures	-	5,724	324	176	6,224	11,742	1,049	12,790

	Six Months Ended June 30,
	2023					2022
	Thacker Pass	Millennial Projects	Antofalla Project	Other	Total	Thacker Pass	Millennial Projects	Total
	$	$		$	$			$
Engineering	2,462	-	-	-	2,462	12,422	-	12,422
Consulting and salaries	2,405	2,367	232	383	5,387	4,261	422	4,683
Permitting and environmental	268	-	-	-	268	2,345	2	2,347
Field supplies and other	71	3,468	92	-	3,631	621	1,194	1,815
Depreciation	196	197	-	-	393	744	100	844
Drilling and geological expenses	223	1,460	-	-	1,683	888	-	888
Total exploration expenditures	5,625	7,492	324	383	13,824	21,281	1,718	22,999

23

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

17.
FINANCE COSTS

The following table summarizes the Company’s finance costs:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on convertible notes	5,576	5,065	10,933	9,920
Interest on credit facilities	-	-	-	335
Other	9	123	88	245
	5,585	5,188	11,021	10,500

18.
FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on loans to Exar Capital	8,093	3,977	14,902	7,294
Interest on cash and cash equivalents and short-term bank deposits	7,510	732	11,409	1,045
Other	177	144	320	305
	15,780	4,853	26,631	8,643

19.
SEGMENTED INFORMATION

The Company operates in three operating segments in three geographical areas. As of June 30, 2023, Thacker Pass is in the development stage, Cauchari-Olaroz is in the commissioning stage while the projects included under the Millennial Projects and Arena Minerals reportable segment (“Pastos Grandes Basin”) are in the exploration and evaluation stage.

24

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.
SEGMENTED INFORMATION (continued)

The Company’s reportable segments and corporate assets are summarized in the following tables:

	Thacker Pass $	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at June 30, 2023
Property, plant and equipment	82,715	-	6,973	1,187	90,875
Exploration and evaluation assets	-	-	341,101	608	341,709
Total assets	94,434	346,639	539,567	521,213	1,501,853
Total liabilities	(20,859)	-	(5,960)	(228,936)	(255,755)
For the six months ended June 30, 2023
Property, plant and equipment additions	79,581	-	2,868	661	83,110
Property, plant and equipment disposals	(166)	-	-	-	(166)
Net (loss)/income	(6,498)	(3,382)	(4,206)	33,496	19,410
Exploration expenditures	(5,625)	-	(7,815)	(384)	(13,824)
Depreciation	(715)	-	(201)	(313)	(1,229)
For the three months ended June 30, 2023
Property, plant and equipment additions	54,700	-	1,200	21	55,921
Property, plant and equipment disposals	(166)	-	-	-	(166)
Net (loss)/income	(720)	(8,123)	(3,534)	38,186	25,809
Exploration expenditures	-	-	(6,048)	(176)	(6,224)
Depreciation	(357)	-	(144)	(154)	(655)

	Thacker Pass $	Cauchari- Olaroz $	Millennial Projects $	Corporate $	Total $
As at June 30, 2022
Property, plant and equipment	4,100	-	4,115	953	9,168
Exploration and evaluation assets	9,016	-	338,050	-	347,066
Total assets	16,089	218,544	354,002	454,862	1,043,497
Total liabilities	(12,203)	-	(270)	(219,004)	(231,477)
For the six months ended June 30, 2022
Property, plant and equipment additions	1,550	-	-	55	1,605
Net (loss)/income	(22,081)	(44,723)	(1,559)	5,675	(62,688)
Exploration expenditures	(21,281)	-	(1,718)	-	(22,999)
Depreciation	(744)	-	(100)	(172)	(1,016)
For the three months ended June 30, 2022
Property, plant and equipment additions	1,021	-	-	21	1,042
Net (loss)/income	(12,135)	(67,388)	(913)	63,879	(16,557)
Exploration expenditures	(11,743)	-	(1,047)	-	(12,790)
Depreciation	(427)	-	(56)	(87)	(570)

25

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.
SEGMENTED INFORMATION (continued)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at June 30, 2023	859	83,258	569,700	653,817
As at December 31, 2022	791	12,963	402,700	416,454

1 Non-current assets attributed to geographical locations exclude financial and other assets.

20.
FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Common shares acquired as part of the Green Technology Metals and Ascend Elements investments, the convertible note derivative, and the GM Tranche 2 Agreements derivative are measured at fair value on the statement of financial position on a recurring basis. Cash and cash equivalents, receivables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at June 30, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value.

Green Technology Metals shares (Note 5) are classified at level 1 of the fair value hierarchy, the GM Tranche 2 Agreements derivative (Note 10), and the convertible note derivative (Note 11) are classified at level 2 of the fair value hierarchy and the Ascend Elements preference shares (Note 5) are classified at level 3 of the fair value hierarchy.

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital.

26

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.
FINANCIAL INSTRUMENTS (continued)

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing the majority of its cash and cash equivalents with two major financial institutions, US treasury bills and investing in only short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries and investees including Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short-term gains or losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long-term.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at June 30, 2023, the Company had cash and cash equivalents and a short-term bank deposits balance of $501,994 to settle current liabilities of $52,247.

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2023	2024	2025	2026 and later	Total
	$	$	$	$	$
Convertible senior notes	2,264	4,528	4,528	265,542	276,862
Accounts payable and accrued liabilities	28,180	-	-	-	28,180
Obligations under office leases¹	772	1,442	798	700	3,712
Other obligations¹	2	8,179	-	-	8,181
Total	31,218	14,149	5,326	266,242	316,935

¹Include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company’s functional currency is United States dollars (“US$”) and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees.

27

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.
FINANCIAL INSTRUMENTS (continued)

The Company and its subsidiaries and associates have a US$ functional currency. As at June 30, 2023, the Company held $4,225 in CDN$ and $351 in ARS$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ and ARS$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $423 and $35 respectively as at June 30, 2023.

21.
SUBSEQUENT EVENTS
a)
On July 14, 2023, the Company paid interest of $2,264 due under its Convertible Notes.
b)
On July 31, 2023, at the Company’s annual, general and special meeting the Company’s shareholders approved the proposed reorganization of the Company that will result in the separation of its North American and Argentine business units into two independent public companies (the “Separation”). Additionally, in connection with second tranche of the $650,000 investment by GM, the Company’s shareholders passed two resolutions approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which the second tranche of GM’s investment would be made.

On August 4, 2023, the Company also obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement to effect the Separation. The Separation remains subject to certain regulatory approvals and closing conditions, including without limitation, having a registration statement to register Lithium Americas (NewCo) common shares under the U.S. Securities Exchange Act of 1934 become effective. The Separation is targeted to become effective in early October 2023. Upon the Separation becoming probable, the North American business will be recognized as discontinued operations. The Company expects to account for the Separation as a distribution of the North American business to Lithium Americas (NewCo) and the distribution to participating shareholders of all of Lithium Americas (NewCo) common shares.

The Convertible Notes will remain obligations of the Company (or, post-Separation, Lithium Americas (Argentina) Corp. (“Lithium Argentina”)) following the Separation. Pursuant to the indenture governing the terms of the Convertible Notes (the “Indenture”), the holders of Convertible Notes, at their election, will be permitted to surrender Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Separation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Separation until approximately the 35th trading day after the closing of the Separation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes is currently 21.2307 common shares per US$1,000 principal amount of Convertible Notes (approximately US$47.10 per common share). Pursuant to the terms and conditions of the Indenture, the Company expects that approximately 10 trading days after the closing of the Separation, the Conversion Rate for the Convertible Notes will be adjusted based on the trading prices of Lithium Argentina common shares and Lithium Americas (NewCo) common shares over such 10-trading day period. In addition, pursuant to the terms and conditions of the Indenture, if a holder elects to convert Convertible Notes from and including the closing of Separation up to and including approximately the 35th trading day following the closing of the Separation, the Company may be required to increase the Conversion Rate for the Convertible Notes so surrendered by a number of additional Lithium Argentina common shares based on the trading price of the Company prior to the closing of the Arrangement.

28